UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Final Results of the Cash tender offer for €500m 1.875% Notes due 2021 issued by Pearson Funding Five plc and Guaranteed by Pearson Plc

13 March 2019

The company is announcing today the final results of its subsidiary company Pearson Funding Five Plc tender of its €500m 1.875 per cent. Notes due 2021, guaranteed by Pearson Plc (ISIN: XS1068765418), of which €250m remained outstanding prior to the Offer.

The Offer was announced on 6 March 2019 and was made on the terms and subject to the offer and distribution restrictions set out in the tender offer memorandum dated 6 March 2019.

The capitalised terms in this announcement have the meanings given to them in the Tender Offer Memorandum.

Results of the Offer

As at the Expiration Deadline, the Company had received valid tenders of €55,443,000 in an aggregate nominal amount of the Notes for purchase. The Company announces that it has decided to accept for purchase all Notes validly tendered pursuant to the Offer.

About Pearson

Pearson is the world's learning company, with expertise in educational courseware and assessment, and a range of teaching and learning services powered by technology. Our mission is to help people make progress in their lives through learning. We believe that learning opens up opportunities, creating fulfilling careers and better lives. For more, visit: www.pearson.com/corporate.

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Treasury	James Kelly	+44 (0) 7525 679 788
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 13 March 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary